UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________  to  ____________

Commission file number: 0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana, 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013, and the Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
1st Source Corporation
We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 15, 2015

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Cash	$182,164	$10,321

Investments at fair value:
Mutual funds	105,805,210	97,814,196
1st Source Corporation common stock	44,878,887	44,701,084
1st Source Bank common trust funds	27,243,704	28,239,365
Total investments	177,927,801	170,754,645

Receivables:
Notes receivable from participants	1,170,034	1,114,633
Employer contributions	4,342,672	4,327,089
Total receivables	5,512,706	5,441,722

Total assets	183,622,671	176,206,688

Liabilities
Excess contributions payable	37,376	64,604
Trade payables	173,036	12,896
Total liabilities	210,412	77,500

Net assets available for benefits at fair value	183,412,259	176,129,188
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(30,662)	(29,745)
Net assets available for benefits	$183,381,597	$176,099,443
See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions
Investment income:
Net appreciation in fair value of investments	$9,055,972
Interest and dividends	2,613,928
11,669,900

Interest income on notes receivable from participants	57,936

Contributions:
Employer – cash	3,842,692
Employer – noncash	499,980
Participants	4,601,946
Rollover	701,851
9,646,469

Total additions	21,374,305

Deductions
Benefits paid to participants	13,964,047
Administrative expenses	128,104
Total deductions	14,092,151

Net increase in net assets available for benefits	7,282,154

Net assets available for benefits:
Beginning of year	176,099,443
End of year	$183,381,597

See accompanying notes.

Notes to Financial Statements
Note 1.    Description of the Plan
The following description of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) provides general information about the Plan's provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.
Eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate. The Plan has an automatic pre-tax deferral of 6% of compensation if a participant does not elect a different compensation deferral percentage.
Contributions
Participants are permitted to defer up to 100% of their annual eligible compensation on a pre-tax basis, up to $17,500, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2014 and 2013, called catch-up contributions, to the Plan. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 10 different fund options, one of which is 1st Source common stock.
The Plan provides for the following 1st Source contributions:
Matching contribution - contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.
2% employer contribution - equals 2% of each eligible participant’s eligible annual compensation.
Discretionary profit sharing contribution - contribution is 1% of the Company’s net profit, discretionary, and determined annually by the Board of Directors.
Regular contribution - contribution is discretionary and determined annually by the Board of Directors.
All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.
Participant Accounts
The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.
Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting
Vesting of the 1st Source Employer Contributions, including match, 2% employer contribution, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, death or disability.
Forfeitures
Upon termination of employment, participants with less than 5 years of credited service will forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. Unallocated forfeitures amounted to $103,654 and $102,380 as of December 31, 2014 and 2013, respectively. Forfeitures were used to pay Plan expenses for 2014.
Participant Loans
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over 5 years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed 5 years but no more than 15 years.
Payment of Benefits
On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance.
As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, contributions by employees and the employer were closed to the Money Purchase Account and benefits became and remain subject to joint survivor and annuity requirements.
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.
Plan Termination
Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The financial statements of the Plan are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2015.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.
The 1st Source Bank Employee Benefit Low Risk Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.
The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.
The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

•
Level 3 - Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07 “Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent).” The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments that fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset per share practical expedient. The amendments should be applied retrospectively to all periods presented and is effective for fiscal years beginning after December 15, 2015. The Plan is assessing the impact of ASU 2015-07 on its accounting and disclosures.
Note 3.    Investments
The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2014

1st Source Corporation common stock	$3,013,744
Mutual funds	6,448,092
1st Source Bank common trust funds	(405,864)
Net appreciation in fair value of investments	$9,055,972
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	December 31,
	2014	2013

1st Source Corporation common stock	$44,878,887	$44,701,084
Wasatch-1st Source Income Fund*	23,874,460	21,887,901
Robeco BP All Cap Value Fund*	22,628,460	20,872,530
Vanguard 500 Index Fund*	17,432,226	15,129,582
Fidelity Contrafund*	14,618,813	13,821,579
Vanguard Wellington Fund*	14,576,810	12,808,710
1st Source Bank Employee Benefit International Equity Fund*	13,753,392	14,129,723
1st Source Bank Employee Benefit Low Risk Fund*	13,490,312	14,109,642
*Includes nonparticipant-directed investments.
Note 4.    Nonparticipant-Directed Investments
Nonparticipant-directed investments are put into participants’ accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2014	2013
Net assets
1st Source Corporation common stock	$—	$26,113
Mutual funds	35,564,735	33,530,047
1st Source Bank common trust funds	7,234,802	6,974,012
Total net assets - nonparticipant-directed investments	$42,799,537	$40,530,172

Year Ended December 31, 2014
Changes in net assets
Investment income	$1,141,654
Contributions	4,326,176
Net appreciation in fair value of investments	1,006,583
Benefits paid to participants	(4,205,048)
Total changes in net assets - nonparticipant-directed investments	$2,269,365
Note 5.    Fair Value Measurements
Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The 1st Source Bank Employee Low Risk Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. The 1st Source Bank Employee Benefit International Equity Fund is designed to provide a diversified portfolio of international equity investments which are subject to equity market risk, currency risk, and other risks associated with foreign investments.
Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.

The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3

1st Source Corporation common stock	$44,878,887	$—	$—
Mutual funds:
U.S. equities	105,805,091	—	—
International equities	119	—	—
1st Source Bank common trust funds	—	27,243,704	—
Balance at December 31, 2014	$150,684,097	$27,243,704	$—

1st Source Corporation common stock	$44,701,084	$—	$—
Mutual funds:
U.S. equities	97,814,066	—	—
International equities	130	—	—
1st Source Bank common trust funds	—	28,239,365	—
Balance at December 31, 2013	$142,515,280	$28,239,365	$—
No transfers between levels occurred during 2014 or 2013.
Note 6.    Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$183,381,597	$176,099,443
Less: Amounts allocated to withdrawing participants	(5,784)	(41,442)
Add: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	30,662	29,745
Net assets available for benefits per the Form 5500	$183,406,475	$176,087,746
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to the Form 5500:

Benefits paid to participants per the financial statements	$13,964,047
Add: Amounts allocated to withdrawing participants at December 31, 2014	5,784
Less: Amounts allocated to withdrawing participants at December 31, 2013	(41,442)
Benefits paid to participants per the Form 5500	$13,928,389
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$21,374,305
Add: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts at December 31, 2014	30,662
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts at December 31, 2013	(29,745)
Total income per the Form 5500	$21,375,222
Note 7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8.    Related-Party Transactions
The Plan holds units of common/collective trust funds managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2014, the Plan received $956,228 in common stock dividends from 1st Source.
Note 9.    Tax Status
The Plan has received a determination letter from the IRS dated May 2, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN: 35-1068133	Plan Number: 003

December 31, 2014

	Identity of Issuer, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment		Cost	Value

	Common stock
*	1st Source Corporation	1,308,041	shares	$23,945,759	$44,878,887

	Mutual funds
	Wasatch-1st Source Income Fund	2,347,538	shares	23,765,055	23,874,460
	Robeco BP All Cap Value Fund	1,008,398	shares	17,003,542	22,628,460
	Vanguard 500 Index Fund	91,802	shares	12,524,473	17,432,226
	Fidelity Contrafund	149,217	shares	10,920,977	14,618,813
	Vanguard Wellington Fund	215,601	shares	13,109,455	14,576,810
	Stratton Small Cap Value Fund	92,144	shares	4,961,892	6,823,279
	Wasatch Long Short Fund	392,687	shares	5,010,139	5,851,043
	Morgan Stanley Institutional International Equity
	Fund I	8	shares	102	119
				87,295,635	105,805,210
	Common trust funds
*	1st Source Bank Employee Benefit International
	Equity Fund	405,544	units	12,089,576	13,753,392
*	1st Source Bank Employee Benefit Low Risk Fund	441,223	units	12,846,912	13,490,312
				24,936,488	27,243,704

*	Loans to participants	Varying maturity dates through 2031 with interest rates ranging from 5.25% to 8.75%.		—	1,170,034
				$136,177,882	$179,097,835

*	Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator 1st Source Corporation

DATE	June 15, 2015	/s/ JOHN B. GRIFFITH
John B. Griffith, Executive Vice President